Exhibit 10.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of

June 9, 2003

among

KINTANA, INC.,

MERCURY INTERACTIVE CORPORATION,

KANGA MERGER CORPORATION,

KANGA ACQUISITION L.L.C.

AND

RAJ JAIN, AS STOCKHOLDERS’ REPRESENTATIVE

ii

iii

INDEX TO EXHIBITS

Exhibit A	Forms of Voting Agreements
Exhibit B	Form of Non-Competition and Non-Solicitation Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Stockholders’ Representative Agreement
Exhibit E	Form of Opinion of Counsel to the Company
Exhibit F	Form of Opinion of Counsel to Parent

INDEX TO ANNEXES

Annex A	List of Persons executing Voting Agreement
Annex B	List of Persons executing Non-Competition and Non-Solicitation Agreement
Annex C	Amended and Restated Certificate of Incorporation of the Surviving Corporation
Annex D	Series A Preference Value Calculation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of June 9, 2003, among Kintana, Inc., a Delaware corporation (the “Company”), Mercury Interactive Corporation, a Delaware corporation (“Parent”), Kanga Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary I”), Kanga Acquisition L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Subsidiary II”) and Raj Jain, as Stockholders’ Representative.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Delaware Law, Parent and the Company will enter into a business combination transaction pursuant to which Merger Subsidiary I will merge with and into the Company (the “Merger”), with Surviving Corporation then merging with and into Merger Subsidiary II.

WHEREAS, the Board of Directors of the Company (i) has determined that the business combination transaction is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and the transactions contemplated by this Agreement and (ii) has recommended the approval and adoption of this Agreement by the stockholders of the Company.

WHEREAS, pursuant to the Merger, among other things, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive consideration consisting of cash and shares of Parent Common Stock (as defined herein) as set forth in Article 2 hereof.

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s, Merger Subsidiary I’s and Merger Subsidiary II’s willingness to enter into this Agreement, each Person listed on Annex A hereto shall enter into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”) and each of the individuals listed on Annex B hereto shall enter into a Non-Competition and Non-Solicitation Agreement in the form attached hereto as Exhibit B (the “Non-Competition and Non-Solicitation Agreement”).

WHEREAS, the Company, on the one hand, and Parent, Merger Subsidiary I and Merger Subsidiary II, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Subsidiary I, Merger Subsidiary II and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry by a Third Party relating to, or any indication of interest by a Third Party in, (i) any acquisition or purchase, direct or indirect, of any amount in excess of 30% of the consolidated assets of the Company and its Subsidiaries or any amount in excess of 30% of any class of equity or voting securities of the Company or any of its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning any amount in excess of 30% of any class of equity or voting securities of the Company or any of its Subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets of the Company, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

“Additional Options” means additional option grants that may be made by the Company prior to the Effective Time pursuant to Section 6.12 or to new employees as set forth on Schedule 6.01(e)(iv).

“Adjusted Stock Value” means the product obtained by multiplying:

(A) the quotient obtained by dividing one hundred million dollars ($100,000,000) by the Minimum Parent Average Closing Price, by

(B) the Parent Average Closing Price Per Share (without regard to the existence of a Minimum Parent Average Closing Price).

“Adjustment Amount” means the difference equal to (A) one hundred million dollars ($100,000,000) minus, (B) the Adjusted Stock Value.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Aggregate Exercise Price” means the aggregate exercise price of the options (taking into account the Repricing) to purchase shares of Company Common Stock outstanding as of the date of this Agreement as listed on Schedule 4.05(b) to the Company Disclosure Letter.

“Business Day” means a day other than a Saturday, Sunday or any day on which commercial banks in San Francisco, California are authorized or required by law to close.

“California Law” means the California Corporations Code.

“California Permit” shall mean a permit from the California Commission of Corporations obtained pursuant to Section 25121 of the California Corporate Securities Law of 1968.

“Cash Proportion” means the difference equal to (A) one minus (B) the Stock Proportion.

“Code” means the Internal Revenue Code of 1986.

“Common Cash Amount” means the quotient obtained by dividing:

(A) the product obtained by multiplying (i) the Common Value by (ii) the Cash Proportion, by

(B) the Outstanding Common Equivalents.

“Common Conversion Number” means the quotient obtained by dividing:

(A) the product obtained by multiplying (i) the Common Value, by (ii) the Stock Proportion, by

(B) the product obtained by multiplying (i) the Parent Average Closing Price Per Share by (ii) the Outstanding Common Equivalents.

“Common Value” means the difference equal to (A) the Remaining Value minus (B) the Option Value.

“Company Cash” means, as of any date, the amount of cash and cash equivalents of the Company as of such date, but reduced by (i) the amount of any proceeds received from the exercise of Company Stock Options after the date of this Agreement and prior to the Effective Time and (ii) the amount of any proceeds received from the repayment of loans to be repaid as set forth on Schedule 9.02(m).

“Company Balance Sheet” means the balance sheet of the Company as of December 31, 2002 and the footnotes thereto.

“Company Balance Sheet Date” means December 31, 2002.

“Company Common Stock” means the shares of Common Stock, $0.001 par value per share, of the Company.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Amount” means an amount in cash equal to 15% of the Total Merger Value.

“Escrow Holdback” means the Pro Rata Share of the Escrow Amount.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means (i) inventions reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, (iii) trademarks, service marks, trade dress, logos, and trade names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) rights in computer software (including source code, object code, firmware, operating systems and specifications), (vi) non-patentable inventions the confidentiality of which have been maintained, rights in trade secrets and, to the extent protectable as trade secrets or proprietary information, business information (including confidential pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including confidential manufacturing and production processes and techniques and research and development information), (vii) rights in industrial designs (whether or not registered), (viii) rights in databases and data collections, (ix) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (x) all rights in all of the foregoing provided by treaties, conventions and common law and (xi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Interim Balance Sheet” means the unaudited balance sheet of the Company for the period ending April 30, 2003.

“Interim Balance Sheet Date” means April 30, 2003.

“Knowledge” of any Person that is not an individual means the actual knowledge of such Person’s officers after reasonable inquiry of the principal employee or employees of the Company responsible for the relevant functional area.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a Person other than the Company or its Subsidiaries and licensed or sublicensed to either the Company or its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim, limitation or restriction of any kind in respect of such property or asset other than (i) non-exclusive licenses of Intellectual Property Rights granted to end user customers by the Company or its Subsidiaries in the ordinary course, (ii) Liens for Taxes not yet due and payable, (iii) municipal and zoning ordinances, easements for public utilities and such imperfections of title and encumbrances, if any, that do not materially interfere with the present use of the Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business (including the continued operation thereof in accordance with past practice), assets or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that the following shall not be deemed to constitute a Material Adverse Effect: (i) any change or effect resulting from the transactions contemplated by this Agreement or any agreement or other instrument entered into in connection herewith; or (ii) any change or effect resulting from general economic or industry conditions which do not disproportionately affect the Company or its Subsidiaries.

“Material Announcement” means any scheduled or reasonably foreseeable material announcement by Parent, including but not limited to a quarterly earnings announcement or pre-announcement.

“Merger Cash” means the sum of (A) one hundred twenty five million dollars ($125,000,000) plus (B) the Aggregate Exercise Price minus (C) the amount of the Transaction Expenses; provided, however, that the Merger Cash shall be reduced if required by Section 6.09.

“Merger Consideration” means the consideration payable to holders of Company Common Stock, Preferred Stock and Redeemable Preferred Stock pursuant to Sections 2.02 (a)-(d) below.

“Merger Share Value” means the difference equal to (A) one hundred million dollars ($100,000,000) minus (B) the Option Value; provided, however, that in the event that the Parent Average Closing Price Per Share is less than the Minimum Parent Average Closing Price, and the Company does not deliver a Termination Intent Notice, the Total Merger Value shall be reduced by the Adjustment Amount.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934.

“officer” of any Person means any executive officer of such Person.

“Option Exchange Ratio” means the quotient obtained by dividing:

(A) the Option Value by

(B) the product obtained by multiplying (i) the number of Outstanding Options by (ii) the Parent Average Closing Price Per Share.

“Option Portion” means the quotient obtained by dividing:

(A) the Outstanding Options by

(B) the sum of the Outstanding Common Equivalents plus the Outstanding Options.

“Option Value” means the product obtained by multiplying (A) the Remaining Value by (B) the Option Portion.

“Outstanding Common Equivalents” means the sum of Outstanding Common plus the Outstanding Series A Preferred.

“Outstanding Common” means the shares of Company Common Stock issued and outstanding at the Effective Time.

“Outstanding Options” means all of the stock options to purchase shares of Company Common Stock outstanding at the Effective Time, excluding the Additional Options.

“Outstanding Redeemable Preferred” means the shares of Redeemable Preferred issued and outstanding at the Effective Time.

“Outstanding Series A Preferred” means the shares of Series A Preferred Stock issued and outstanding at the Effective Time.

“Outstanding Series B Preferred” means the shares of Series B Preferred Stock and Series B-1 Preferred Stock issued and outstanding at the Effective Time.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by either the Company or its Subsidiaries.

“Parent Average Closing Price Per Share” means the Parent Average Price Per Share at the Effective Time, provided that:

(i) if the Parent Average Closing Price Per Share is less than the quotient obtained by dividing (A) the Parent Average Signing Price Per Share by (B) 1.15, then the Parent Average Closing Price Per Share shall be such quotient (“Minimum Parent Average Closing Price”); or

(ii) if the Parent Average Closing Price Per Share is greater than the quotient obtained by dividing (A) the Parent Average Signing Price Per Share by (B) 0.85, then the Parent Average Closing Price Per Share shall be such quotient (“Maximum Parent Average Closing Price”).

“Parent Average Price Per Share” means the average closing price of Parent Common Stock as printed in the Wall Street Journal for each of the 15 trading days up to and including the second trading day preceding such date (the “Measurement Period”); provided that (i) the Measurement Period shall not include any trading days that are within two trading days before any Material Announcement, and (i) in the event a Material Announcement is made during a Measurement Period, the Measurement Period shall be canceled and shall restart from the beginning of the second trading day following that Material Announcement and shall continue to run for the next 15 trading days.

“Parent Average Signing Price Per Share” means $37.99.

“Parent Common Stock” means shares of common stock, $0.002 par value, of Parent, including any associated preferred stock purchase rights.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Tax Period” means any Tax period ending on or before the Effective Time; and, with respect to a Tax period that begins on or before the Effective Time and ends thereafter, the portion of such Tax period ending on the Effective Time.

“Preferred Stock” means collectively the shares of Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock.

“Pro Rata Share” means, with respect to a holder of Shares, the quotient obtained by dividing (A) the Value Received by that holder by (B) the aggregate Value Received by all holders of Shares.

“Redeemable Preferred Cash Amount” means the quotient obtained by dividing (A) the product obtained by multiplying (i) the Redeemable Preferred Value multiplied by (ii) the Cash Proportion by (B) the Outstanding Redeemable Preferred.

“Redeemable Preferred Conversion Number” means the quotient obtained by dividing (A) the product of the Redeemable Preferred Value multiplied by the Stock Proportion by (B) the product of the Parent Average Closing Price Per Share multiplied by the Outstanding Redeemable Preferred.

“Redeemable Preferred Value” means that amount equal to the product of (A) the number of shares of Outstanding Redeemable Preferred multiplied by (B) $3.0908 plus all accrued and unpaid dividends with respect to each share of Outstanding Redeemable Preferred.

“Redeemable Preferred” means the shares of Redeemable Preferred Stock, $0.001 par value, of the Company.

“Remaining Value” means the difference equal to (A) the Total Merger Value minus (B) the sum of (i) the Redeemable Preferred Value plus (ii) the Series A Preference Value plus (iii) the Series B Value.

“SEC” means the Securities and Exchange Commission.

“Series A Cash Amount” means the sum of (A) the Series A Preference Cash plus (B) the Common Cash Amount.

“Series A Conversion Number” means the sum of (A) the Series A Preference Stock plus (B) the Common Conversion Number.

“Series A Preference Cash” means the quotient obtained by dividing (A) the product of the Series A Preference Value multiplied by the Cash Proportion by (B) the Outstanding Series A Preferred.

“Series A Preferred Stock” means the Convertible Participating Preferred Stock, $0.001 par value per share, of the Company.

“Series A Preference Value” means that amount equal to the product obtained by multiplying (A) the Outstanding Series A Preferred by (B) the sum of $1.5454 plus the Series A Additional Liquidation Preference (as defined in Section A.4. (a)(ii) of Article IV of the Company’s Amended and Restated Certificate of Incorporation, it being expressly understood that as of the date of this Agreement, this amount is approximately $2.10 and that the Additional

Options shall not be included in making any of the computations required under Section A. 4. (a)(ii) for purposes of calculating the Series A Additional Liquidation Preference (as defined in such Section A. 4. (a)(ii) of Article IV) and as illustrated on Annex D).

“Series A Preference Stock” means the quotient obtained by dividing (A) the product of the Series A Preference Value multiplied by the Stock Proportion by (B) the product of the Parent Average Closing Price Per Share multiplied by the Outstanding Series A Preferred.

“Series B Cash Amount” means the quotient obtained by dividing (A) the product obtained by multiplying (i) the Series B Value by the Cash Proportion by (B) the Outstanding Series B Preferred.

“Series B Conversion Number” means the quotient obtained by dividing (A) the product obtained by multiplying the Series B Value by the Stock Proportion by (B) the product obtained by multiplying the Parent Average Closing Price Per Share by the Outstanding Series B Preferred.

“Series B Preferred Stock” means the Series B Convertible Participating Preferred Stock, $0.001 par value per share, of the Company.

“Series B Value” means that amount equal to the product obtained by multiplying (A) the Outstanding Series B Preferred by (B) $17.38.

“Series B-1 Preferred Stock” means the Series B-1 Convertible Participating Preferred Stock, $0.001 par value per share, of the Company.

“Shares” means the Company Common Stock, the Redeemable Preferred and the Preferred Stock, collectively.

“Stock Proportion” means the quotient obtained by dividing (A) the Merger Share Value by (B) the difference of the Total Merger Value minus the Option Value.

“Stockholders’ Representative” shall be Raj Jain.

“Stockholders’ Representatives Agreement” means the agreement between the Company, the Stockholders’ Representative and TA Associates, Inc., dated June 9, 2003, attached hereto as Exhibit D.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for all or substantially all of the outstanding shares of Company Stock on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to the Company’s stockholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any Subsidiary of the Company, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or by virtue of applicable law or by virtue of any agreement or arrangement with a Taxing Authority that would impose liability on one Person for the payment of any Tax liability of another Person, and (iii) liability of the Company or any Subsidiary of the Company for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement).

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any Subsidiary of the Company that provide for the allocation, apportionment, sharing or assignment of any item of income, gain, deduction, credit or loss or any Tax liability or benefit, in each case, for the purpose of determining any person’s Tax liability.

“Third Party” means any Person as defined in this Agreement or in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Total Merger Value” means the sum of (A) the Merger Cash plus (B) one hundred million dollars ($100,000,000); provided, however, that in the event that the Parent Average Closing Price Per Share is less than the Minimum Parent Average Closing Price, and the Company does not deliver a Termination Intent Notice, the Total Merger Value shall be reduced by the Adjustment Amount.

“Transaction Expenses” means the reasonably documented fees and expenses incurred by the Company’s legal counsel, auditors, investment bankers, financial advisors and consultants incurred with respect to this Agreement and the transactions contemplated hereby.

“Value Received” the sum of (A) the cash received by a holder of Shares pursuant to Section 2.02 plus (B) the product of the aggregate number of shares of Parent Common Stock received by such holder pursuant to Section 2.02 multiplied by the Parent Average Closing Price Per Share.

“Warrant” means each unexpired and unexercised outstanding warrant to purchase Company Common Stock, Series B Preferred Stock or Series B-1 Preferred Stock, as applicable.

Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Basket Amount	Section 10.02
Certificates	Section 2.03
Change of Recommendation	Section 6.03
Closing	Section 2.01
Company Acquisition	Section 12.03
Company Disclosure Schedule	Article 4
Company Securities	Section 4.05
Company Stockholder Meeting	Section 6.02
Company Stock Options	Section 2.05
Company Stock Option Plan	Section 2.05
Company Subsidiary Securities	Section 4.06
Contested Claim	Section 10.02
Effective Time	Section 2.01
Employee Agreements	Section 4.19
Employee Plans	Section 4.16
End Date	Section 11.01
Escrow Account	Section 2.08
Escrow Agent	Section 2.08
Escrow Agreement	Section 2.08
Escrow Fund	Section 2.08
Excess Borrowing	Section 6.09
Exchange Agent	Section 2.03
Final Award	Section 10.02
GAAP	Section 4.07
Governmental Authority	Section 9.01
Indemnified Parties	Section 7.03
Indemnifying Party	Section 10.02
J.A.M.S.	Section 10.02
Letter Agreement	Section 6.04
Loan Limit	Section 6.01
Loss	Section 10.02
Material Agreement	Section 4.11
Merger	Recitals
Multiemployer Plan	Section 4.16
Non-Competition and Non-Solicitation Agreement	Recitals
Parent Indemnified Parties	Section 10.02
Parent SEC Documents	Section 5.05
Permits	Section 4.21
Pre-Closing Date	Section 11.01
Proxy Materials	Section 6.02
Registration Statement	Section 8.06
Repricing	Section 6.01
Return	Section 4.15
Schedule	Article 4
Stockholder	Section 2.03

Term	Section
Surviving Corporation	Section 2.01
Termination Intent Notice	Section 11.01
Top-Up Notice	Section 11.01
Voting Agreement	Recitals
WARN Act	Section 4.16

ARTICLE 2

THE MERGERS

Section 2.01. Mergers. (a) At the Effective Time, Merger Subsidiary I shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary I shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Merger, the Surviving Corporation will be merged with and into Merger Subsidiary II (the “Second Merger”).

(b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary I will file an agreement of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the agreement of merger is accepted by the Secretary of State of the State of Delaware or at such later time as is specified in the agreement of merger. Immediately prior to the filing of the agreement of merger, a closing (the “Closing”) will be held at the offices of Davis Polk & Wardwell, 1600 El Camino Real, Menlo Park, California 94025 (or such other place as the parties may agree). Immediately following the Effective Time, the Second Merger shall become effective at such time as the agreement of merger relating to the Second Merger is accepted by the Secretary of State of the State of Delaware.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) each share of Redeemable Preferred shall be converted into the right to receive (x) an amount of cash, without interest, equal to the Redeemable Preferred Cash Amount, and (y) a number of Shares of Parent Common Stock equal to the Redeemable Preferred Conversion Number;

(b) each share of Outstanding Series A Preferred shall be converted into the right to receive, (a) an amount of cash, without interest, equal to the Series A Cash Amount, and (b) a number of shares of Parent Common Stock equal to the Series A Conversion Number;

(c) each share of Outstanding Series B Preferred and Series B-1 Preferred Stock shall be converted into the right to receive (a) an amount of cash, without interest; equal to the Series B Cash Amount, and (b) a number of shares of Parent Common Stock equal to the Series B Conversion Number;

(d) each share of Outstanding Common shall be converted into the right to receive, (a) an amount of cash, without interest, equal to the Common Cash Amount, and (b) a number of shares of Parent Common Stock equal to the Common Conversion Number;

(e) each Share held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

(f) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Notwithstanding the foregoing, the parties hereto acknowledge and agree that the Escrow Amount shall be deducted from the cash payable to each Share based on the Pro Rata Share of the Escrow Amount as set forth in Section 2.08.

Section 2.03. Surrender and Payment. (a) Parent will act as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Shares (the “Certificates”) for the Merger Consideration (less the Escrow Holdback). Immediately following the Effective Time, Parent will make available the Merger Consideration (less the Escrow Holdback) to be paid in respect of the Shares. At the Effective Time or promptly thereafter, Company stockholders (each, a “Stockholder” collectively, the “Stockholders”) will surrender the Certificates to the Exchange Agent for cancellation together with a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange. The parties agree that any Stockholder that delivers Certificates, together with such letter of transmittal and instructions at the Effective Time, shall receive at the Effective Time certificates (without restrictive legends or other restrictions on transfer other than restrictions imposed by applicable law) evidencing the shares of Parent Common Stock issuable to such Stockholder pursuant to Section 2.02.

(b) Each holder of Shares that have been converted into the right to receive the Merger Consideration less the Escrow Holdback will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration less the Escrow Holdback payable for each Share represented by such Certificate. All such funds shall be paid to the holders of Shares by wire transfer to accounts specified in their respective letters of transmittal or, upon the request of any such holder, by check. Until so surrendered, each such Certificate shall represent after less the Effective Time for all purposes only the right to receive such Merger Consideration less the Escrow Holdback.

(c) If any portion of the Merger Consideration less the Escrow Holdback is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration less the Escrow Holdback provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration (less the Escrow Holdback) made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twenty (20) Business Days after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration less the Escrow Holdback in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration less the Escrow Holdback in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Immediately prior to such time when amounts remaining unclaimed by holders of Shares would otherwise escheat to or become property of any governmental authority, such unclaimed amounts shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any Persons previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Parent, upon demand.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Delaware Law or California Law shall not be converted into a right to receive the Merger Consideration, but the holder thereof shall only be entitled to such rights as are provided by Delaware Law or California Law, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration less the Escrow Holdback. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.05. Stock Options. (a) Except as provided in Section 2.05(c), all options (the “Company Stock Options”) outstanding at the Effective Time under the Company’s 1997 Equity Incentive Plan and the U.K. Option Scheme (defined below) (collectively, the “Company Stock Option Plan”), shall, at the Effective Time and by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement shall continue to have, and be subject to, substantially similar terms and conditions to those set forth in the Company Stock Option Plan or as provided in the respective option agreement immediately prior to the Effective Time, except that (i) each Company Stock Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock; and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company capital stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. It is the intention of the parties hereto that the Company Stock Options assumed by Parent following the Effective Time pursuant to this

Section will, to the extent permitted by applicable law, qualify as incentive stock options as defined in Section 422 of the Code, to the extent any such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time.

(b) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Company Stock Option an appropriate notice setting forth such holder’s rights pursuant thereto. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of assumed Company Stock Options pursuant to the terms set forth in this Section.

(c) All Company Stock Options that by their terms terminate upon a change of control, unless exercised prior to the Effective Time, shall terminate at the Effective Time.

(d) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then, at Parent’s option and in Parent’s sole discretion, the Merger Consideration in respect of such shares shall be received by the holder thereof over time upon satisfaction of the vesting requirements associated with the applicable restricted stock schedule.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the Merger Consideration, the Escrow Holdback, and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Escrow. At the Effective Time, Parent shall withhold from the Merger Cash otherwise payable with respect to Shares, an aggregate amount of cash equal to the Escrow Amount. The Escrow Amount shall be allocated to each of the holders of Shares based on such holder’s Pro Rata Share of the Escrow Amount. Prior to or simultaneously with the Effective Time, the Stockholders’ Representative and Parent shall enter into an escrow agreement (the “Escrow Agreement”) with an escrow agent selected by Parent and reasonably acceptable to the Stockholders’ Representative (the “Escrow Agent”) substantially in the form of Exhibit C hereto. Pursuant to the terms of the Escrow Agreement, at the Effective Time Parent shall deposit the Escrow Amount into an escrow account, which account is to be managed by the Escrow Agent (the “Escrow Account”). Distributions of any money from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement (any money in the Escrow Account being referred to as the “Escrow Fund”). The parties acknowledge and agree that (i) any amount distributed by the Escrow Agent from the Escrow Account to the Stockholders pursuant to the terms of the Escrow Agreement shall be treated, for U.S. federal income tax purposes, as additional consideration paid to the Stockholders for their Shares pursuant to the

Merger as and when such amount is distributed, and (ii) a portion of each such distribution shall be treated as a payment of interest in accordance with Section 483 of the Code.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration (less the Escrow Holdback) to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, provided that, at the Effective Time, such certificate of incorporation shall be amended as set forth in Annex C.

Section 3.02. Bylaws. The bylaws of Merger Subsidiary I in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary I at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary I at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent that each of the statements contained in this Article 4 are true and complete, except as otherwise provided herein and except as specifically disclosed in the schedules attached hereto (each, a “Schedule” and together, the “Company Disclosure Schedule”). Each exception set forth in the Company Disclosure Schedule and each other reference to this Agreement set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement.

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority to carry on its business as now conducted. Schedule 4.01(a) contains a complete and accurate list of every jurisdiction in which the Company is qualified to do business. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where failure to be so qualified would have a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company shall amend its certificate of incorporation immediately prior to the Effective Time as set forth in Schedule 4.01(b). As of the date of this Agreement, the Company has received agreements from its Stockholders holding sufficient votes to approve such amendment.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers and have been duly authorized by the Company’s Board of Directors. The affirmative vote of the holders of (i) a majority of the outstanding Shares (if required by law), (ii) two-thirds of the outstanding shares of Company Common Stock (if required by law), and (iii) two-thirds the outstanding shares of each class of the Preferred Stock and the Redeemable Preferred are the only votes of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. The Company has received, prior to the date of this Agreement, the affirmative consent to the terms of this Agreement of at least two-thirds of the holders of outstanding shares of each class of Preferred Stock and the Redeemable Preferred. Subject to approval of this Agreement and the Escrow Agreement, upon signing, by the Stockholders of the Company, and assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Escrow Agreement, upon signing, will constitute valid and binding agreements of the Company enforceable in accordance with their terms, except as the enforceability may be subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities.

(b) At a meeting duly called and held the Company’s Board of Directors has (i) unanimously (with Anthony Zingale abstaining) determined that this Agreement is advisable, and that the Merger is fair to and in the best interests of the Stockholders and (ii) unanimously (with Anthony Zingale abstaining) approved and adopted this Agreement and the Merger.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby require no action on the part of the Company by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether state or foreign, (iii) such filings as may be required under the HSR Act, (iv) obtaining the California Permit and (v) any actions or filings the absence of which would not be reasonably expected to be, individually or in the aggregate, material to the Company or to materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in

Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, (iii) require any material consent or similar action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Material Agreement or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to be, individually or in the aggregate, material to the Company or materially to impair the ability of the Company to consummate the actions contemplated by this Agreement.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, (ii) 1,391,212 shares of Redeemable Preferred Stock, (iii) 2,782,424 shares of Series A Preferred Stock, (iv) 3,897,737 shares of Series B Preferred Stock, and (v) 900,000 shares of Series B-1 Preferred Stock. There are outstanding (i) 28,990,914 shares of Common Stock (ii) 1,391,212 Redeemable Preferred Stock, (iii) 2,782,424 shares of Series A Preferred Stock, (iv) 3,883,349 shares of Series B Preferred Stock, and (v) 433,198 shares of Series B-1 Preferred Stock. There are outstanding Warrants to purchase 825,834 shares of Company Common Stock, 14,388 shares of Series B Preferred Stock and 14,386 shares of Series B-1 Preferred Stock. As of the date hereof, the shares of Redeemable Preferred Stock are not convertible into shares of Company Common Stock, each share of Series A Preferred is convertible into 1 share of Company Common Stock, each share of Series B Preferred is convertible into 1.1111 shares of Company Common Stock and each share of Series B-1 Preferred is convertible into 3.581 shares of Company Common Stock. The Company capital stock and Warrants are, as of the date of this Agreement, held by the Persons and in the amounts set forth in Schedule 4.05, with the latest known addresses of such Persons indicated thereon. No Subsidiary of the Company owns any Company capital stock. All outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of the Company or any agreement to which the Company is a party or by which it is bound and have been issued in compliance in all material respects with federal and state securities laws. Except as set forth on Schedule 4.05(a), each Warrant was duly and validly issued and was issued in compliance in all material respects with federal and state securities laws, the Company capital stock issuable upon exercise of each Warrant has been duly reserved and, upon exercise, would be validly issued, fully paid and non-assessable. There are no declared or accrued unpaid dividends with respect to any shares of the Company Common Stock or the Company Preferred Stock other than the Redeemable Preferred Stock. The Company has no other capital stock authorized, issued or outstanding. The Company has heretofore delivered to Parent true and complete copies of each Warrant and any and all agreements to grant a warrant.

(b) The Company has reserved 9,160,506 and 160,000 shares of Company Common Stock for issuance to employees, directors and consultants pursuant to the 1997 Equity Incentive Plan, as amended to the date hereof, and the ChainLink Technologies Company Share Option Scheme for its United Kingdom subsidiary (the “UK Option Scheme”, together with the 1997 Equity Incentive Plan, the “Company Stock Option Plan”), respectively, of which 5,409,405 and 20,000 shares are subject to outstanding unexercised options as of the date hereof, respectively, of which 3,115,943 and 16,770 shares are vested as of the date hereof, respectively, 120,583 options will be accelerated as a result of the transactions contemplated by this Agreement, respectively, and 412,403 and 133,490 shares remain available for future grant as of the date hereof, respectively. Schedule 4.05(b)(i) of the Company Disclosure Schedule sets forth each Company Stock Option outstanding, the grant date and number of shares of Company Common Stock subject to such option, the exercise price of such option, the vesting schedule for such option, including the extent vested to date and whether and to what extent the exercisability of such option will be accelerated as a result of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration), the date on which such option expires and whether and to what extent such option qualifies as an incentive stock option as defined in Section 422 of the Code. Schedule 4.05(b)(i) shall also indicate each portion of a Company Stock Option that has been repriced, and each such portion of a repriced option shall by its terms terminate at the Effective Time. The Company has provided to Parent the name and, to the Knowledge of the Company, address of the holder of each such option. Except for the Company Stock Options, the Warrants, the Outstanding Series A Preferred, the Outstanding Series B Preferred and the Outstanding Redeemable Preferred outstanding as of the date hereof, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any securities of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. No outstanding Company capital stock is subject to vesting or forfeiture or rights of repurchase by the Company. Schedule 4.05(b)(ii) of the Company Disclosure Schedule sets forth as of the date hereof the name of the holder of any Company Common Stock subject to vesting, the number of shares of Company Common Stock subject to vesting and the vesting schedule for such Company Common Stock, including the extent vested to date and whether and to what extent the vesting of such shares of Company Common Stock will be accelerated as a result of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration). There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation, or other similar rights with respect to the Company or any of its securities. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any other matters involving any securities of the Company, other than the Voting Agreements. The Company has heretofore delivered or made available to Parent true and complete copies of each Company Stock Option and any and all agreements to grant a Company Stock Option.

(c) Except as set forth in this Section 4.05, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options, warrants or other rights to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). Except as set forth in the certificate of incorporation, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and authority to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where failure to be so qualified would have, individually or the aggregate, a Material Adverse Effect on the Company and such Subsidiary, taken as a whole. No Subsidiary is in violation of any of the provisions of its articles or certificates of incorporation or bylaws. Schedule 4.06 sets forth for each Subsidiary its name, jurisdiction of incorporation or other organization and all jurisdictions in which it is authorized to do business.

(b) All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07. Financial Statements. The audited balance sheets as of December 31, 2002, 2001 (as restated) and 2000 and related audited statements of income and cash flows for each of the years ended December 31, 2002, 2001 (as restated) and 2000 and unaudited consolidated interim financial statements for the four months ended April 30, 2003 (subject to normal reconciling adjustments) of the Company provided to Parent and attached hereto as Schedule 4.07 fairly present, in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject only to normal year-end adjustments and an absence of footnotes in the case of any unaudited interim financial statements).

Section 4.08. Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

(a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

(c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries, other than as contemplated by this Agreement;

(d) as of the date of this Agreement, any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money;

(e) any creation or other incurrence by the Company or any of its Subsidiaries of any material Lien on any material asset;

(f) any making of any loan, advance or capital contributions to or investment in any Person, except for reasonable advances to employees and consultants for travel and business expenses in the ordinary course of business consistent with past practices;

(g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of its assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business.

(i) any change in any method of accounting, method of tax accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP;

(j) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase in benefits payable to any director, officer or employee of the Company or any of its Subsidiaries under any existing severance or termination pay policies or employment agreements, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries, or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries other than bonuses to be paid in connection with the transactions contemplated by this Agreement as set forth in the side letter dated the date hereof between the Company and Parent;

(k) any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(l) any Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any amended Tax Returns or claims for Tax refunds filed, any closing agreement entered into, any Tax claim, audit or assessment settled, or any right to claim a Tax refund, offset or other reduction in Tax liability surrendered; or

(m) material change in its practices relating to pricing or royalties set or charged by the Company to its customers or licensees or, any notification made to the Company of a material change in pricing or royalties set or charged by licensors to the Company;

(n) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment that, other than as set forth in the Company’s capital spending plan which has been made available to Parent; or

(o) agreement by the Company or any officer thereof or any written agreement by an employee of the Company in their capacities as such to do any of the things described in the preceding clauses (a) through (n) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

Section 4.09. No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that the Company believes would reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto or incurred in the ordinary course of business since the Company Balance Sheet Date,

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(c) liabilities or obligations under this Agreement or the transactions contemplated hereby.

Section 4.10. Compliance with Laws and Court Orders. The business of the Company and each of its Subsidiaries is and has at all times since 2000 been conducted in material compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree.

Section 4.11. Agreements, Contracts and Commitments. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any lease or sublease (whether of real or personal property) providing for annual rentals of $50,000 or more;

(ii) any agreement for the purchase or license of materials, supplies, goods, services, equipment or other tangible or intangible assets providing for either (A) annual payments by the Company or its Subsidiaries of $50,000 or more or (B) aggregate payments by the Company or its Subsidiaries of $100,000 or more;

(iii) any license, sales, distribution or other similar agreement (other than agreements with end user customers entered into in the ordinary course of business) providing for the sale or license by the Company or any of its Subsidiaries of software, materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments to the Company or its Subsidiaries of $50,000 or more or (B) aggregate payments to the Company and the Subsidiaries of $100,000 or more;

(iv) any partnership, joint venture, alliance, agency, dealer, sales representative, marketing, distribution, original equipment manufacturer, value added reseller, remarketer, joint marketing, channel partner or other similar agreement or arrangement;

(v) any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $50,000 and which may be prepaid on not more than 30 days notice without the payment of any penalty;

(vii) except for end-user licenses granted to customers by the Company or its Subsidiaries in the ordinary course of business consistent with past practices, any material option (other than employee stock options), license or franchise;

(viii) any software development agreement or other agreement for development or authorship of products and services for the Company or any of its Subsidiaries other than agreements with employees and consultants entered into by Company or its Subsidiaries in the ordinary course of business;

(ix) any agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or which could reasonably be expected to so limit the freedom of the Company or any Subsidiary after the Effective Time;

(x) any mortgages, indentures, loans or credit agreements, security agreements or other written agreements or instruments relating to the borrowing of money or extension of credit, other than those mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments that are not, individually or in the aggregate, material to the Company or any Subsidiary of the Company;

(xi) any agreement with any Affiliate of the Company (or any Subsidiary), with any director or officer of the Company or any of its Subsidiaries, or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer; or

(xii) other than Employee Agreements and standard offer letters, any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization;

(xiii) any agreement with severance, change in control or similar arrangements, that will result in any obligation (absolute or contingent) of the Company or any Subsidiary to make any payment as a result of the consummation of the Merger, termination of employment or both;

(xiv) any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, as a result of the consummation of the Merger or the value of any of the benefits of which will be calculated on the basis of the Merger; or

(xv) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole other than agreements with end user customers entered into in the ordinary course of business, involving annual payments to the Company and its Subsidiaries in excess of $100,000.

(b) Each agreement, contract, plan, lease, arrangement or commitment disclosed or required to be disclosed pursuant to this Section 4.11 is referred to as a “Material Agreement” and is a valid and binding agreement of the Company or its Subsidiaries, as the case may be, and is in full force and effect with respect to the Company or any Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto, and none of the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Material Agreement, and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to constitute a material event of default thereunder. True and complete copies of each such agreement, have been made available to Parent.

Section 4.12. Litigation. There is no material action, suit, investigation or proceeding (or, to the Knowledge of the Company, any reasonable basis therefor) pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries, or, to the Knowledge of the Company pending or threatened against or affecting any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person in each case if determined adversely could reasonably be expected to result in a material liability to the Company or any of their respective properties or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational.

Section 4.13. Finders’ Fees. Except for Credit Suisse First Boston, as set forth on Schedule 4.13, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.14. Opinion Of Financial Advisor. The Company has received the opinion of Credit Suisse First Boston, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.

Section 4.15. Tax Representations. The Company represents and warrants to Parent as of the date hereof and as of the Effective Time that:

(a) Filing and Payment. Except as set forth on Schedule 4.15(a), (i) all material Tax returns, statements, reports and forms (including estimated tax or information returns and reports) required to be filed with any Taxing Authority with respect to any Pre Closing Tax Period by or on behalf of the Company or any Subsidiary (collectively, the “Returns”), have, to the extent required to be filed on or before the date hereof, been filed when due in accordance with all applicable laws; (ii) as of the time of filing, the Returns were true and complete in all material respects; and (iii) all Taxes shown as due and payable on the Returns that have been filed have been timely paid, or withheld and remitted to the appropriate Taxing Authority. For purposes of this representation only, (i) a Return shall be considered to be material if it reflects, reflected, or would, if properly filed, have reflected, a Tax liability in excess of $25,000 and (ii) a Return shall not be treated as true and complete in all material respects if any inaccuracies or omissions on such Return, in the aggregate, results, resulted or would result in an understatement or underpayment of Tax in excess of $25,000.

(b) Financial Records. Except as set forth on Schedule 4.15(b), the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carry forwards) are adequate to cover material Tax liabilities accruing through the date hereof and as of the Effective Time. For purposes of this representation only, a Tax liability shall be considered material if it is in excess of $25,000.

(c) Procedure and Compliance. Except as set forth on Schedule 4.15(c), (i) the income and franchise Tax Returns of Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired; and (ii) to the Company’s Knowledge there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to Company or its Subsidiaries in respect of any Tax or Tax Asset.

(d) Taxing Jurisdictions. Schedule 4.15(d) a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files (or is required to file) Returns.

(e) Tax Sharing, Consolidation and Similar Arrangements. Except as set forth on Schedule 4.15(e), (i) neither the Company nor any Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, or made any election or participated in any arrangement whereby any Tax liability or any Tax Asset of the Company or any Subsidiary was determined or taken into account for Tax purposes with reference to any Tax liability or any Tax Asset of any other person; and (ii) neither the Company nor any Subsidiary has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any Subsidiary affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(f) Certain Elections, Agreements and Arrangements. Except as set forth on Schedule 4.15(f), (i) no election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat the Company or any Subsidiary as an association, corporation or partnership; (ii) none of the Company or any Subsidiary is disregarded as an entity for Tax purposes; (iii) during the five-year period ending on the date hereof, none of the Company or any Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code; and (iv) none of the Company, any Subsidiary, or any other person on behalf of the Company or any Subsidiary, has entered into any agreement or consent pursuant to Section 341(f) of the Code.

(g) Property and Leases. Except as set forth on Schedule 4.15(g), (i) none of the Company or any Subsidiary owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property and (ii) none of the property owned by the Company or any Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

Section 4.16. Employee Matters and Employment Benefit Plans. (a) Schedule 4.16(a) contains a correct and complete list identifying each “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral), other than standard employee offer letters, providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Affiliates and covers any employee or former employee of the Company or any of its Subsidiaries, and with respect to which the Company or any of its Subsidiaries has any material liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans”.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption. The Company has made available to Parent copies of the most recent Internal Revenue Service determination or opinion letters with respect to each such Employee Plan or has a remaining period of time to apply for such determination or opinion letter. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, former employee or independent contractor of the Company or any of its Subsidiaries to severance pay, bonus or retirement or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or any other employment or benefit arrangement.

(f) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-employment or post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required under Section 4980B of the Code. No condition exists that would prevent the Company or any of its Subsidiaries from amending or terminating any Employee Plan providing health or medical benefits in respect of any active employee of the Company or any of its Subsidiaries.

(h) All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which could increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2002.

(j) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(k) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official.

(l) The Company and its Subsidiaries are in material compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. There is no unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board.

(m) Neither the Company nor any of its Subsidiaries has engaged in any workforce reduction within the last 90 days which, alone or when aggregated with any other workforce reduction before or after the date hereof, would trigger obligations under the Worker Adjustment and Retraining Notification Act (the “WARN Act”), or any similar state or local laws regulating layoffs or employment terminations, with respect to its employees.

(n) The Company has made available to Parent a true and complete list of the names, titles (if applicable), annual salaries or wage rates and other compensation of all employees of the Company and its Subsidiaries. The Company has no Knowledge that any of its officers or any other key employee (as previously identified to Parent and listed on Schedule 4.16(n) hereto) of the Company and its Subsidiaries currently intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 4.17. Title Of Properties; Absence Of Liens And Encumbrances; Condition Of Equipment. (a) The Company and its Subsidiaries do not own any real property, and have never owned any real property. Schedule 4.17 sets forth a list of all real property currently leased by the Company or any of its Subsidiaries, the name of the lessor and the date of the lease and each amendment thereto and, with respect to any current lease, the aggregate annual rental and/or other fees payable under any such lease and the term and renewal provisions of such lease. All such leases are in full force and effect and enforceable by the Company or its Subsidiaries, and there is not, under any of such leases, any existing material default by the Company or its Subsidiaries or, to the Knowledge of the Company, by the other party thereto or material event of default (or event which with notice or lapse of time, or both, would constitute such a default). The Company has heretofore made available to Parent true and complete copies of all such leases.

(b) The Company or its Subsidiaries have good and marketable title to, or, in the case of leased properties and tangible assets, valid leasehold interests in, all of the tangible assets shown on the Company Balance Sheet, free and clear of any Liens, except as reflected in the Company Balance Sheet.

(c) All material items of equipment included in such assets shown on the Company Balance Sheet are, in the aggregate and in all material respects, in good operating condition, regularly and properly maintained, subject to normal wear and tear.

Section 4.18. Products. Each of the products produced, sold or licensed by the Company or its Subsidiaries is, and at all times up to and including the sale thereof, conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale. None of the Company’s or its Subsidiaries’ products contains defects that would reasonably be expected to materially impair such product’s value or use by customers.

Section 4.19. Intellectual Property. (a) Schedule 4.19(a) contains a true and complete list of patents, registered copyrights, registered trademarks, registered service marks, Internet domain names and any applications for registrations for any of the foregoing, and any material Licensed Intellectual Property Rights (including all software that is distributed as “free software”, “open source software” or under a similar licensing or distribution model), specifying as to each such Intellectual Property Right, as applicable, (i) the owner of such Intellectual Property Right, (ii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed and (iii) the registration or application numbers thereof. Schedule 4.19(a) contains a true and complete list of (A) all licenses or sublicenses by the Company or its Subsidiaries of the Owned Intellectual Property Rights (other than end user licenses entered into in the ordinary course of the business of the Company or its Subsidiaries) and (B) all agreements for the license to the Company or its Subsidiaries of any Licensed Intellectual Property Right (other than licenses to generally available commercial software not included in products distributed by the Company or its Subsidiaries but including all software that is distributed as “free software”, “open source software” or under a similar licensing or distribution model) specifying the (x) the date of any license or agreement and (y) the identity of all parties thereto.

(b) The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries. There exist no restrictions on the disclosure, use or transfer of the Owned Intellectual Property Rights (other than non-exclusive licenses granted by the Company or its Subsidiaries to end users in the ordinary course of business). The consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any Owned Intellectual Property Rights or material Licensed Intellectual Property Rights.

(c) Except pursuant to written agreements entered into by the Company or its Subsidiaries with end users in the ordinary course of business (copies of which have been made available to Parent), neither the Company nor any of its Subsidiaries have given an indemnity in connection with any Intellectual Property Right to any Person.

(d) None of the Company and its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Third Party. There is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use by the Company and its Subsidiaries of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, sold, marketed or license by the Company or any of its Subsidiaries do or may misappropriate, infringe or otherwise violate any Intellectual Property Right of any Third Party or breached any obligation owed to a Third Party with respect to such party’s Intellectual Property Rights or (iii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any Third Party. Except as set forth in Schedule 4.19(d), the Company has not received any offer for a license of intellectual property, including but not limited to patent rights, from any Third Party in connection with an allegation by such Third Party that the Company or its Subsidiaries has misappropriated or infringed any of the Intellectual Property Rights of such Third Party.

(e) The Owned Intellectual Property Rights, and the use, reproduction, modification, distribution, licensing, sublicensing, sale of any Owned Intellectual Property Rights by Company or its licensees, does not and will not infringe or misappropriate any copyright, patent, trade secret, trademark, service mark, trade name, trade dress, or moral right of any Person. To the Knowledge of Company, without investigation, the Licensed Intellectual Property Rights that form a part of any Company product offered for sale or license, and the use, reproduction, modification, distribution, licensing, sublicensing, or sale of such Licensed Intellectual Property Rights by the Company or its licensees in accordance with the license agreements for such Licensed Intellectual Property Rights, as set forth on Schedule 4.19(a), does not and will not infringe or misappropriate any copyright, patent, trade secret, trademark, service mark, trade name, trade dress, or moral right of any Person.

(f) None of the Owned Intellectual Property Rights material to the operation of the business of the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of the Company, all such Owned Intellectual Property Rights are valid and enforceable.

(g) The Company and its Subsidiaries hold all right, title and interest in and to all Owned Intellectual Property Rights and all of the Company’s and its Subsidiaries’ rights to use the Licensed Intellectual Property Rights, free and clear of any Lien (other than restrictions contained in license agreements for the Licensed Intellectual Property Rights as set forth on

Schedule 4.19(a)). In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the governmental authority from which the patent or registration issued or before which the application or application for registration is pending. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect any material Owned Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use.

(h) To the Knowledge of the Company, no Person has infringed, misappropriated, breached or otherwise violated any material Owned Intellectual Property Right. The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all of the Company’s and its Subsidiaries’ material trade secrets included in the Owned Intellectual Property Rights. None of the Owned Intellectual Property Rights of the Company or any of its Subsidiaries that are material to the business or operation of the Company or any of its Subsidiaries and the value of which to the Company or any of its Subsidiaries is contingent upon maintaining the confidentiality thereof, has been disclosed other than pursuant to written confidentiality agreements.

(i) All software source code listings that are part of any material Owned Intellectual Property Rights are documented in accordance with prevailing industry standards.

(j) None of the registered trademarks or service marks, applications for trademarks and applications for service marks included in the Owned Intellectual Property Rights that are material to the business or operation of the Company or any of its Subsidiaries have been the subject of an opposition or cancellation procedure. None of the patents and patent applications included in the Owned Intellectual Property Rights that are material to the business or operation of the Company or any Subsidiary have been the subject of an interference, protest, public use proceeding or Third Party reexamination request.

(k) The Company has taken reasonable and customary steps to protect the Company’s rights in confidential information and trade secrets of the Company that are material to the business or operation of the Company or any of its Subsidiaries or provided by any other person to the Company subject to written confidentiality and non-disclosure obligations and to obtain ownership of all works of authorship and inventions made by its employees, consultants and contractors and which are material to the Company’s or its Subsidiaries’ business or the purpose of the retention, as the case may be. Without limiting the foregoing, the Company has, and enforces, a policy requiring each employee who contributes to the development of the Company’s material Intellectual Property Rights to execute proprietary information, confidentiality and assignment agreements substantially in the form of the Company’s standard forms (the forms of which have been provided to Parent) (“Employee Agreements”), and no current or former employee of the Company has refused to sign the Employee Agreements.

(l) No parties other than the Company or its Subsidiaries possess any current or contingent rights to any source code that is part of the Owned Intellectual Property Rights other than in connection with any software escrow arrangement entered into between the Company and its customers in the ordinary course of business pursuant to a written agreement, in the form of or substantially similar to the Company’s standard form of software escrow agreement (the form of which has been provided to Parent).

(m) Schedule 4.19(m) lists all parties (including contractors and consultants) who have created any material portion of, the Owned Intellectual Property Rights, other than employees of Company whose work product was created by them entirely within the scope of their employment by Company and constitutes works made for hire owned by Company. Company has secured from all parties who have created any material portion of the Owned Intellectual Property Rights valid and enforceable written assignments or licenses of any such work or other rights to Company and has made available true and complete copies of such assignments or licenses to Parent or its counsel.

(n) Schedule 4.19(n) includes a true and complete list of support and maintenance agreements relating to Owned Intellectual Property to which Company is a party including the identity of the parties and the respective dates of such agreements (other than, in each case, support or maintenance provided by the Company to end users in the ordinary course of business.

(o) Company has obtained written agreements from all employees and third parties with whom Company has shared confidential proprietary information concerning Company Intellectual Property Rights (i) of the Company that are material to the business or operation of the Company or any of its Subsidiaries or (ii) received from others which Company is obligated to treat as confidential, which agreements require such employees and third parties to keep such information confidential for a reasonable period of time.

(p) Except as set forth on Schedule 4.19(p), none of the Company’s software products contains any computer code: (i) designed to harm in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as “viruses” or “worms”); (ii) that would disable such software or impair in any way its operation based on the elapsing of a period of time, advancement of a particular date (sometimes referred to as “time bombs,” “time locks,” or “drop dead” devices) or (iii) that would permit the Company or any third party to access such software to intentionally cause any harmful, malicious procedures, routines or mechanisms which would cause the software to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications.

(q) Except as set forth on Schedule 4.19(q), the Owned Intellectual Property Rights shall not contain any software code that contains, or is derived in any manner (in whole or in part) from, any software that is distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL).

Section 4.20. Insurance Coverage. Schedule 4.20 contains a complete and accurate list of, and the Company has made available to Parent true and complete copies of, all insurance policies relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries. There is no claim by the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies have been timely paid and the Company and its Subsidiaries have otherwise complied fully with the material terms and conditions of all such policies. Such policies of insurance (or other policies providing substantially similar insurance coverage) have been in effect since 2001 and remain in full force and effect. The Company has no Knowledge of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company or any of its Subsidiaries. The Company and its Subsidiaries shall after the Effective Time continue to have coverage under such policies and bonds with respect to events occurring prior to the Effective Time.

Section 4.21. Licenses and Permits. The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, approvals or other similar authorizations that are necessary to conduct its business as currently conducted (the “Permits”). The Permits are valid and in full force and effect. Neither the Company nor any Subsidiary is in material default under, and neither the Company nor any of its Subsidiaries has received any notice that any condition exists that with notice or lapse of time or both would reasonably be expected to constitute a material default under, the Permits. None of the Permits will be terminated or materially impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

Section 4.22. Receivables. (a) The Company has made available to Parent a list of all accounts receivable of the Company and its Subsidiaries as of April 30, 2003, along with a statement of days elapsed since invoice.

(b) All accounts, notes receivable and other receivables arising out of or relating to the business of the Company and its Subsidiaries as of the Company Balance Sheet Date or Interim Balance Sheet Date have been included in the Company Balance Sheet and Interim Balance Sheet and all reserves for doubtful accounts reflected thereon were taken in accordance with GAAP applied on a consistent basis. No person has any Lien on any such accounts receivable and, to the Company’s Knowledge, no request or agreement for deduction or discount has been made with respect to any such accounts receivable.

Section 4.23. Environmental Matters. (a) Except as set forth in Schedule 4.23:

(i) during the period that the Company and its Subsidiaries have leased their respective properties or operated any facilities, no material notice, notification, demand, request for information, citation, summons or order has been received, no material complaint has been filed, no penalty has been assessed, and no material investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, is threatened by any governmental entity or other Person relating to or arising out of any Environmental Law;

(ii) during the period that the Company and its Subsidiaries have leased their respective properties or operated any facilities, the Company and its Subsidiaries are and have been in compliance in all material respects with all Environmental Laws and all Environmental Permits; and

(iii) there are no material liabilities of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, and to the Knowledge of the Company there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any material liability arising under or relating to any Environmental Law.

(b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered to Parent at least five days prior to the date hereof.

(c) Neither the Company nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

Section 4.24. Certain Interests. (a) To the Knowledge of the Company, none of the Stockholders of the Company or their Subsidiaries or any officer or director of the Company and no member of such person’s “immediate family” (as such term is defined in Rule 16a-1 of the 1934 Act):

(i) has been an officer, director or stockholder of any significant supplier or customer of the Company, or of any company which holds, directly or indirectly, 50% or more of the outstanding shares of any such supplier or customer, provided, however, that the ownership of securities representing not more than 1% of the outstanding voting power of any supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a “stockholder” as long as the person owning such securities has no other significant connection or relationship with such supplier or customer;

(ii) is a party to or has a direct or indirect material financial interest in any license, partnership or alliance agreement with the Company or any of its Subsidiaries other than pursuant to the Company’s sales, bonus or other compensation plan;

(iii) owns, directly or indirectly, in whole or in part, or has any other interest in any material tangible or intangible property which the Company or any of its Subsidiaries owns (except for any such ownership or interest resulting from the ownership of securities in a public company or pursuant to its normal rights as a stockholder of the Company); or

(iv) has outstanding any indebtedness to the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 4.24 and except for the payment of employee or director compensation in the ordinary course of business, the Company does not have any liability or any other material obligation of any nature whatsoever to any stockholder of the Company or any affiliate thereof or to any officer or director of the Company, or to the Knowledge of the Company, to any immediate relative or spouse (or immediate relative of such spouse) of any such officer or director.

Section 4.25. Customers; Suppliers. Schedule 4.25 sets forth the names of the 50 most significant customers (by dollar amount of sales) of the Company and its Subsidiaries for the year ended December 31, 2002, and the period from January 1, 2003 through April 30, 2003, and the dollar amount of sales for each such customer during such periods. There has been no material degradation in the quality of the relationship of the Company with any such significant customer, it being understood that such customers are typically under no obligation to purchase any additional products or services from the Company.

Section 4.26. Books And Records. The books of account and other financial records of the Company have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The minute books of the Company contain records of all corporate action taken by the stockholders, the Board of Directors and any committees of the Board of Directors of the Company. At the Closing, all of those books and records will be in the possession of the Company or their attorneys. The Company has made available all of these books, records and accounts to Parent or its representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent, Merger Subsidiary I and Merger Subsidiary II is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, neither Merger Subsidiary I nor Merger Subsidiary II has engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent, Merger Subsidiary I and Merger Subsidiary II of this Agreement and the Escrow Agreement and the consummation by Parent, Merger Subsidiary I and Merger Subsidiary II of the transactions contemplated hereby and thereby are within the corporate powers of Parent, Merger Subsidiary I and Merger Subsidiary II and have been duly authorized by all necessary corporate action. This Agreement and the Escrow Agreement constitute valid and binding agreements of each of Parent, Merger Subsidiary I and Merger Subsidiary II enforceable against Parent, Merger Subsidiary I and Merger Subsidiary II in accordance with their terms.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent, Merger Subsidiary I and Merger Subsidiary II of this Agreement and the consummation by Parent, Merger Subsidiary I and Merger Subsidiary II of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, and (iv) any actions or filings the absence of which could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially to impair the ability of Parent, Merger Subsidiary I and Merger Subsidiary II to consummate the transactions contemplated by this Agreement.

Section 5.04. Non-Contravention. The execution, delivery and performance by Parent, Merger Subsidiary I and Merger Subsidiary II of this Agreement and the consummation by Parent and Merger Subsidiary I of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Subsidiary I or Merger Subsidiary II, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in any violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, or (iii) require any material consent or other action by any Person under, constitute a material default, or an event that, with or without notice or lapse of time or both, could become a material default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement filed as an exhibit to the Parent SEC Documents, or any material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating to, the material assets or business of Parent except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes or losses referred to in clause (iii) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially to impair the ability of Parent, Merger Subsidiary I and Merger Subsidiary II to consummate the transactions contemplated by this Agreement.

Section 5.05. SEC Filings. (a) Parent has timely filed with or furnished to the SEC, and has made available to the Company, all forms, exhibits, reports, statements, schedules, registration statements and other documents required to be filed or furnished with the SEC under the 1934 Act since March 31, 2003 and its proxy statement and related materials as required by Regulation 14A under the 1934 Act for the annual meeting of stockholders for the fiscal year ended December 31, 2002 (the documents referred to in this Section 5.05, collectively, the “Parent SEC Documents”).

(b) As of its filing date or date of furnishing (and, in the case of a proxy statement, on the date of mailing), each Parent SEC Document (including, without limitation, any financial statements or schedules included therein) complied in all material respects with the applicable requirements of the 1934 Act.

(c) As of its filing date or date of furnishing (and, in the case of a proxy statement, on the date of mailing), each Parent SEC Document (including, without limitation, any financial statements or schedules included therein) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The financial statements (including the related notes) of Parent included in the Parent SEC Documents were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of Parent as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

Section 5.06. Financing. Parent has, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to complete the transactions contemplated by this Agreement and to pay all related fees and expenses pursuant to the Merger. Parent does not need to obtain the consent of any Third Party to fulfill its obligations hereunder with respect to payment of the Merger Consideration.

Section 5.07. Common Stock. The authorized capital stock of Parent consists of 5,000,000 shares of preferred stock and 240,000,000 shares of Parent Common Stock. As of April 30, 2003, there were issued and outstanding (i) no shares of preferred stock, (ii) 85,426,113 shares of Parent Common Stock, and (iii) 6,305,760 shares reserved for issuance upon exercise of options, warrants and other securities convertible into or exercisable for, Parent Common Stock. The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.08. Litigation. As of the date of this Agreement, there is no material action, suit, investigation or proceeding (or, to the Knowledge of Parent, any material basis therefor) pending against, or, to the Knowledge of Parent, threatened against or affecting Parent, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except as contemplated by this Agreement, or with the prior written consent of Parent, from the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, pay their debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use all commercially reasonable efforts consistent with past practices and policies to (i) preserve intact their present business organization, (ii) maintain the properties in good operating condition, (iii) keep available the services of their present officers, employees and contractors (except with respect to officers, employees or contractors that will not be retained by Parent) and (iv) preserve their relationships with customers, suppliers, licensors, licensees and others with which they have business dealings. Except as otherwise permitted under this Agreement, the Company shall manage its working capital in the ordinary course of business, consistent with past business practices or as otherwise mutually determined by Parent and the Company. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent to Parent, the Company shall not and shall not permit any of its Subsidiaries to:

(a) adopt or propose any change to its certificate of incorporation or bylaws, other than as specifically permitted or contemplated by this Agreement;

(b) except for the issuance of Shares upon the exercise of Company Stock Options or Warrants outstanding as of the date of this Agreement in accordance with their terms or the conversion of its currently outstanding Preferred Stock, the proposed repricing of currently vested stock options (the “Repricing”) as set forth on Schedule 6.01(b), grants to new employees set forth on Schedule 6.01(e)(iv) using guidelines provided by Parent and the Additional Options (other than grants to new employees), issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or its Subsidiaries, or (ii) any material assets of the Company or any Subsidiary;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than accrued but unpaid dividends with respect to the Redeemable Preferred;

(d) reclassify, combine, split, subdivide or redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets;

(ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except for indebtedness incurred in the ordinary course of business and consistent with past practice not to exceed $1,000,000 (the “Loan Limit”) and except as permitted by Section 6.09;

(iii) authorize or enter into any agreements or commitments with respect to any capital expenditure in excess of $200,000 in the aggregate;

(iv) hire, employ, contract or enter into any agreement with any new employees or independent contractors other than (x) with respect to replacement of existing employees, and (y) as set forth in Schedule 6.01(e)(iv);

(v) shorten or lengthen the customary payment terms or other terms of any contracts with customers;

(vi) incur any other liabilities other than in the ordinary course of business, consistent with past practice;

(vii) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01(e).

(f) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, provided that, (i) the Company may grant bonuses to be paid in connection with the transactions contemplated by this Agreement as set forth in the side letter dated the date hereof from the Company to Parent, (ii) the Company may provide additional compensation or severance to certain employees of the

Company as identified in Schedule 6.01(f) provided that each such employee executes a general release in a form reasonably satisfactory to Parent and (iii) the Repricing;

(g) enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts, agreements, or obligations, other than end-user license and maintenance contracts and agreements with customers in the ordinary course of business consistent with past practice;

(h) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Intellectual Property Rights of the Company, other than such items as are done in the ordinary course of business consistent with past practice;

(i) (A) take any action to cause, or fail to take any material action to prevent, the accelerated vesting and exercisability of the Company Stock Options except as provided herein, by the terms of such Company Stock Options or the employment agreement or arrangements of the employee disclosed to Parent or (B) otherwise amend any Company Stock Option to reduce the exercise price thereof except in connection with the Repricing;

(j) take any action, other than actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures except for any such action required by a concurrent change in GAAP;

(k) merge or consolidate with any other Person;

(l) sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except pursuant to existing contracts or commitments which have been disclosed to Parent;

(m) enter into any lease, contract or agreement with regard to real property other than (i) renewals of existing leases on a month to month basis on terms similar to such existing leases and (ii) new month to month leases for sales offices entered into in the ordinary course consistent with past practices;

(n) enter into any non-compete agreement or other material restriction on any of their respective businesses following the Effective Time;

(o) enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license of any material Intellectual Property Rights owned by the Company or any of its Subsidiaries other than end-user customer contracts in the ordinary course of business;

(p) permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated unless such insurance policy is replaced with a substantially equivalent policy;

(q) take any action that would reasonably be expected to make any representation and warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time or omit to take any action reasonably expected to be necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; and

(r) agree or commit to do any of the foregoing.

Section 6.02. Stockholder Approval. (a) The Company’s certificate of incorporation shall be amended as set forth in Schedule 4.01(b) immediately prior to the Effective Time. The Company has previously obtained all necessary approvals by its Stockholders for such amendment.

(b) The Company shall cause a meeting of its Stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for approval and adoption of this Agreement and the Merger. The Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company’s Stockholders. In connection with such meeting, the Company will (i) promptly prepare and thereafter mail to the Stockholders as promptly as reasonably practicable a proxy statement and all other proxy materials required by law for such meeting (the “Proxy Materials”), (ii) use all commercially reasonable efforts to obtain all necessary approvals by its Stockholders of this Agreement and the transactions contemplated hereby and (iii) otherwise comply with all applicable legal requirements. The Company may, in lieu of holding the Company Stockholder Meeting, obtain the requisite approval of its Stockholders by written consent.

Section 6.03. No Solicitation; Other Offers. (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize, and the Company and its Subsidiaries shall use all reasonable efforts to prevent, any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries (other than as to the existence of these provisions) or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party to make an Acquisition Proposal, or (iii) enter into any agreement with respect to an Acquisition Proposal.

(b) Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, without prior solicitation by or negotiation with the Company, has made a bona fide Acquisition Proposal that the Board of Directors of the Company has in good faith concluded (following consultation with its outside legal counsel and its financial advisor), is a Superior Proposal and is from a person reasonably capable of consummating such Acquisition Proposal, (ii) furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to an appropriate confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent), (iii) following receipt of such Superior Proposal, fail to make, withdraw, or modify in a manner adverse to Parent its recommendation to its stockholders referred to in Section 6.02 hereof (“Change of Recommendation”) and/or (iv) take any action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iv) only if the Board of Directors of the Company determines in good faith, after consulting with outside legal counsel to the Company, that it is required to take such action in order to comply with its fiduciary duties under applicable law.

(c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iv) of the preceding subsection unless the Company shall have delivered to

Parent a prior written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent of any material developments after taking such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a reasonably current basis, of the status and material details of any such Acquisition Proposal, indication or request. The Company shall, and shall cause its Subsidiaries and the advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use all commercially reasonable efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

(d) Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall be terminated in accordance with its terms, (i) the Company shall be obligated to call, give notice of, convene and hold the Company Stockholders’ Meeting regardless of the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or of any Change of Recommendation, and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so until after the Company Stockholder meeting or the termination of this Agreement.

Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to applicable law and the Letter Agreement dated as of May 27, 2003 between the Company and Parent (the “Letter Agreement”), the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access (during normal business hours and upon reasonable notice) to the offices, properties, books, work papers, assets, contracts and records of the Company and the Subsidiaries (including access to perform physical examinations, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data created by the Company in the ordinary course of its business and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including returns and supporting documentation), when available, upon request as promptly as practicable consistent with the Company’s past practice. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or Knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.05. Tax Matters. Without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall, to the extent it may affect or relate to the Company or any Subsidiary, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return, enter into any closing agreement, settle any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset of the Company, any of its Subsidiaries, Parent or any Affiliate of Parent.

Section 6.06. 401(k). The Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans sponsored or maintained by the Company or any of its Subsidiaries unless Parent provides written notice to the Company prior to the Effective Time that any such 401(k) plan shall not be terminated. At the Closing, Parent shall receive from the Company evidence that the Company’s 401(k) plan(s) have been terminated pursuant to resolutions of the Company’s or any of its Subsidiaries’ Board of Directors (the form and substance of such resolutions shall be subject to review and reasonable approval of Parent), effective as of the day immediately preceding the Effective Time.

Section 6.07. Notices of Certain Events. The Company shall promptly notify Parent of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, could have been required to have been disclosed pursuant to Section 4.12, Section 4.15, Section 4.16, Section 4.19 or Section 4.23, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

Section 6.08. Consents; Good Standings. The Company shall use all commercially reasonable efforts to obtain the consents, waivers, assignments and approvals as may be required from third parties in connection with the transactions contemplated hereby, including without limitation those listed on Schedule 6.08. The Company shall use all commercially reasonable efforts to obtain good standing in each jurisdiction listed in Schedule 4.01(a), and to qualify to do business and obtain good standing in the State of Washington.

Section 6.09. Company Cash. No later than two Business Days prior to the Effective Time, the Company shall notify Parent in writing of its estimate of the Company Cash to be held by the Company immediately prior to the Effective Time. To the extent that the additional compensation and severance payments paid or to be paid to employees as set forth on Schedule 6.01(f) exceed the sum of the Company Cash as of the Effective Time plus the Loan Limit, the Company shall be required either (i) to reduce such additional compensation and severance payments to an amount equal to the sum of the Company Cash at the Effective Time plus the Loan Limit or (ii) to incur additional indebtedness above the Loan Limit up to an amount sufficient to pay such additional compensation and severance payments (the amount of such additional indebtedness above the Loan Limit is referred to as the “Excess Borrowing”);

provided, however, that the Merger Cash shall be reduced by the amount of such Excess Borrowing.

Section 6.10. Excise Tax Matters. Prior to the Effective Time, the Company shall endeavor to obtain the approval of more than 75% of disinterested Stockholders with respect to all potential 280G benefits that are or may be payable to any disqualified individual in connection with or as a result of the Merger.

Section 6.11. Capitalization Information. The Company shall deliver to Parent on a date that is two Business Days prior to the Effective Time a complete and accurate schedule as of such date of delivery certified by the Company that sets forth as of such date and at the Effective Time, a complete and accurate schedule as of the Effective Time certified by the Company that sets forth as of the Effective Time, in each case, the following: (i) the Outstanding Series A Preferred, (ii) the Outstanding Series B Preferred, (iii) the Outstanding Series B-1 Preferred, (iv) the Outstanding Redeemable Preferred, (v) the Outstanding Common, (vi) the number of vested Outstanding Options, (vii) the number of unvested Outstanding Options, (viii) the average exercise price of the vested and unvested Outstanding Options, (ix) the name of the holder of each Outstanding Option, the grant date and number of shares of Company Common Stock subject to such option, the exercise price of such option, the vesting schedule for such option, including the extent vested to the Effective Time and whether and to what extent the exercisability of such option will be accelerated as a result of the consummation of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration), and the date on which such option expires, and (x) the name of the holder of any Company Common Stock subject to vesting, the number of shares of Company Common Stock subject to vesting and the vesting schedule for such Company Common Stock, including the extent vested to the Effective Time and whether and to what extent the vesting of such shares of Company Common Stock will be accelerated as a result of the consummation of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration). The Company will make available to Parent, prior to the Effective Time, a copy of each stock option agreement, each restricted stock agreement and all other agreements pursuant to which the Company has granted Company Stock Options, Company Common Stock or any other type of award under the Option Plan or such other documentation of such agreements as is reasonably satisfactory to Parent. The Company shall use all commercially reasonable efforts to ensure satisfaction of all obligations under the Voting Agreements by the Stockholders parties thereto, including full exercise of any Warrants held by such Stockholders.

Section 6.12. Stock Options. Subject to receipt of approval by the stockholders of the Company to any required increase in the number of shares reserved under the Company’s Stock Option Plan, the Company agrees to grant Additional Options to such employees of the Company and in such amounts as requested by Parent.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations Of Merger Subsidiary I. Parent will take all action necessary to cause Merger Subsidiary I to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Benefits; Prior Service; Section 16. (a) From and after the Effective Time, the Company’s employees who continue employment with Parent or its subsidiaries shall be provided with employee benefits that, in the aggregate, are substantially comparable to those provided to employees of Parent who are similarly situated. Parent shall cause such employees of the Company and its subsidiaries to be credited with service with the Company and each of its subsidiaries for purposes of eligibility and vesting under each employee benefit plan maintained by Parent or its subsidiaries after the Effective Time to the extent of their service with the Company. To the extent permitted by the terms of Parent’s plans, Parent shall cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Company employees and their eligible dependents, to the extent such limitations, waiting periods or evidence would not have applied under the Company plan, and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans of Parent in which they are eligible to participate after the Effective Time.

(b) The Board of Directors of Parent, or a committee of two or more Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3 under the Exchange Act), and provided that the Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, shall adopt resolutions prior to the Effective Time of the Merger, providing that the acquisition by the Parent Insiders (as defined below) of Parent Common Stock and Parent Options, in each case pursuant to the transactions contemplated hereby, are intended to be, to the extent legally permissible, exempt from liability under Section 16(b) of the Exchange Act. Such resolutions shall comply with the approval conditions of Rule 16b-3 under the Exchange Act and no-action letters issued thereunder for purposes of such Section 16(b) exemption. “Parent Insiders” shall mean those officers and directors of Company who will be subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to Parent following the Effective Time of the Company. “Section 16 Information” shall mean information regarding the Company Insiders, the number of shares of Company capital stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in connection with the Company Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into option to purchase Parent Common Stock in connection with the Merger.

Section 7.03. Indemnification; Insurance. (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company (or any predecessor corporation) pursuant to (i) each indemnification agreement between Company and its directors or officers in effect immediately prior to the Effective Time (the “Indemnified Parties”) and (ii) any indemnification provision under the Company’s certificate of incorporation and bylaws as in effect on the date hereof. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company’s certificate of incorporation and bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party or of individuals who, immediately prior to the Effective Time, were employees or agents of Company, unless such modification is required by law.

(b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by Company for such coverage (the “Current Annual Premium Amount”) (but shall in any event provide and maintain such coverage as is available for such 150% of such annual premium). The Current Annual Premium Amount is set forth in Schedule 4.20 of the Company Disclosure Schedule.

(c) The provisions of this Section shall survive consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have by contract or otherwise.

Section 7.04. Listing Notifications. Parent shall timely prepare and submit to Nasdaq any notice or other document or instrument required to be filed with or submitted to Nasdaq with respect to the shares of Parent Common Stock issuable in connection with the Merger prior to the Effective Time.

Section 7.05. Form S-8. Parent agrees to file with the SEC as soon as practicable following the Effective Time (but in no event later than 15 Business Days after the Effective Time) a registration statement on Form S-8 under the Securities Act covering, to the extent applicable, the shares of Parent Common Stock to be issued upon the exercise of Company Stock Options of the Company assumed by Parent. Parent agrees to cause shares of Parent Common Stock to be issued upon exercise of Company Stock Options of the Company assumed by Parent to be authorized for listing on the national securities exchange on which the Parent Common Stock is listed.

Section 7.06. Material Announcements. Parent shall not plan or, except as may be required by applicable law or any listing agreement with or regulations of any national securities exchange, Parent shall not make a Material Announcement within two Business Days after the Effective Time other than any such announcement with respect to this Agreement and the transactions contemplated hereby.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Efforts. Subject to the terms and conditions of this Agreement, Company and Parent will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that Parent shall not be legally required to agree to any divestiture by Parent or any of Parent’s Subsidiaries or Affiliates or by the Company or any of its Subsidiaries or Affiliates of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries or Affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. In furtherance and not in limitation of the foregoing, if required, each of Parent and Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each of Parent and the Company shall use all commercially reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in using all commercially reasonable efforts to take such actions or make any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03. Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary I, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary I, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notification Of Certain Matters. Each party shall give prompt notice to the other parties hereto of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any failure in any material respect of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (iv) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement, and (v) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.12 or that relate to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the party receiving such notice; and provided further, however, that no disclosure by the Company pursuant to this Section 8.05 shall be deemed to amend or supplement any Schedule hereto or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

Section 8.06. California Permit; Registered Offering. (a) As promptly as practicable after the execution of this Agreement, Parent shall prepare the necessary documents and apply to obtain a California Permit so that the issuance of the Parent Common Stock in the Merger shall be exempt from registration under the 1933 Act, by virtue of the exemption from registration contained in Section 3(a)(10) thereof; provided, however, that Parent shall use all commercially reasonable efforts to prepare and file the application to obtain a California Permit within 15 days after the later of (i) execution of this Agreement and (ii) the date on which the Company has furnished to Parent materials in conformity with the requirements of such application. The Company shall cooperate with, and provide information to, Parent in connection with Parent’s application for the California Permit, including such Proxy Materials, financial statements and other information with respect to the Company as are required to be filed therewith. The Company and Parent will respond to any comments from the California Commissioner of Corporations and use all commercially reasonable efforts to have the California Permit granted as soon as practicable after such filing. None of the information supplied by the Company to Parent, the California Commissioner of Corporations or any representative thereof in connection with the California Permit application or any other document prepared to comply with federal or state securities laws shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied by Parent to the Company, the California Commissioner of Corporations or any representative thereof in connection with the California Permit application or any other document prepared to comply with federal or state securities laws shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

(b) If a California Permit cannot be issued for any reason, or is not issued on or before the date that is 75 days after the date of the initial filing of the application to obtain a California Permit, then the parties hereto shall take all action necessary to permit the delivery of Parent Common Stock pursuant to the Merger to be accomplished by means of registration of such Parent Common Stock on a Registration Statement on Form S-4 (or another appropriate form) (the “Registration Statement”) under the 1933 Act. If the Parent Common Stock will be issued pursuant to an effective Registration Statement, each of Parent and the Company shall cooperate to prepare and file, and Parent shall prepare and file, the Registration Statement with the SEC as promptly as is reasonably practicable and each of Parent and the Company shall cooperate to, and shall, use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time. Parent shall advise the Company promptly after it receives notice of (i) the Registration Statement being declared effective or any supplement or amendment thereto being filed with the SEC, (ii) the issuance of any stop order in respect of the Registration Statement, and (iii) the receipt of any correspondence, comments or requests from the SEC in respect of the Registration Statement. Each of Parent and Company shall also cooperate to, and shall, take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection therewith. Parent will pay all customary expenses in connection with the Registration Statement, including, without limitation, registration fees, legal and accounting fees, listing fees, transfer agent fees and printing and mailing costs related to the Registration Statement. None of the information supplied by the Company to Parent for inclusion in the Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied by Parent for inclusion in the Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. The Registration Statement and prospectus included therein shall comply as to form with the provisions of the 1933 Act.

Section 8.07. Tax Free Reorganization. The parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368 of the Code. If (a) Parent receives written notice from the Company on the Closing Date that the Sellers intend to treat the Merger and the Second Merger as a reorganization under Section 368 of the Code and (b) either (X) the Company receives an opinion from Fenwick & West LLP to the effect that the Merger and Second Merger will be treated as a reorganization under Section 368 of the Code or (Y) Parent determines, in good faith, that there is a reasonable basis for such treatment, then (i) the parties shall not take any position on any tax return inconsistent with this Section 8.07 and (ii) from and after the Effective Time, neither Parent, Sub nor the Company shall take any action that could reasonably be expected to cause the Mergers not to be treated as a reorganization within the meaning of Section 368 of the Code.

Section 8.08. Stock Certificates. Parent shall have certificates evidencing the Parent Common Stock payable to those Stockholders that have so requested available for delivery at the Closing, subject to such Stockholder completing any letter of transmittal or stock transfer documentation with respect to the shares of Company Common Stock or Preferred Stock held by such Stockholder.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to Obligations of Each Party. The obligations of each party to this Agreement to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) This Agreement and the Merger shall have been approved and adopted by the Stockholders in accordance with Delaware Law and California Law and the Company’s certificate of incorporation.

(b) No provision of any applicable law or regulation and no judgment, injunction, order or decree issued by any court or governmental body having competent jurisdiction shall prohibit the consummation of the Merger.

(c) All actions by or in respect of, or filings with, any governmental body, agency, official or authority, domestic, foreign or supranational, required to permit the consummation of the Merger shall have been taken, made or obtained.

(d) No claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any United States, federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body (each, a “Governmental Authority”) shall have been threatened by, or commenced before, any Governmental Authority against either the Company or Parent, seeking to restrain or materially and adversely alter the transactions contemplated hereby which is reasonably likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement or which could reasonably be expected to have a Material Adverse Effect on the Company or Parent.

(e) There shall not be instituted or pending any action or proceeding (or any investigation or other inquiry that would reasonably be expected to result in such action or proceeding) before any Governmental Authority, or by any other Person, domestic, foreign or supranational, before any court or governmental authority or agency of competent jurisdiction, domestic, foreign or supranational, seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its Subsidiaries of all or any material portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its Subsidiaries, or to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries.

(f) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(g) The issuance of the shares of Parent Common Stock in the Merger shall either be exempt from registration pursuant to the exemption contained in Section 3(a)(10) of the 1933 Act or be registered under the 1933 Act.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary I. The obligations of Parent and Merger Subsidiary I to consummate the Merger are subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Effective Time as if made at and as of such date (except for representations and warranties which address matters only as of a specified date, which representations and warranties shall be true and correct with respect to the specified date), except where the failure of such representations and warranties to be true and correct would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Parent and Merger Subsidiary I shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the foregoing effect.

(b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and the Stockholders parties to the Voting Agreements shall have performed or complied in with all agreements and covenants required by the Voting Agreements to be performed or complied with by them at or prior to the Effective Time. Parent and Merger Subsidiary I shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the foregoing effect.

(c) Parent shall have received an opinion of Fenwick & West LLP, counsel to the Company, dated the Effective Time in substantially the form attached hereto as Exhibit E. In rendering such opinion, such counsel may rely upon certificates of public officers, as to matters governed by the laws of jurisdictions other than Delaware, California or the Federal laws of the United States of America, upon opinions of counsel reasonably satisfactory to Parent, and, as to matters of fact, upon certificates of officers of the Company or any of its Subsidiaries, copies of which opinions and certificates shall be contemporaneously delivered to Parent.

(d) The Company shall have received all consents, authorizations or approvals from the governmental agencies referred to in Section 4.03, in each case in form and substance reasonably satisfactory to Parent, and no such consent, authorization or approval shall have been revoked.

(e) The Voting Agreements executed and delivered to Parent by the individuals listed on Annex A hereto shall be in full force and effect immediately prior to the Effective Time, and each of the Non-Competition and Non-Solicitation Agreements executed and delivered to Parent by the individuals listed on Annex B on the date of this Agreement hereto shall be in full force and effect immediately prior to the Effective Time.

(f) Parent shall have received certified certificate of incorporation and bylaws, and good standing certificates in respect of the Company and its Subsidiaries and certified board resolutions in respect of the transactions contemplated hereby, all in form and substance reasonably satisfactory to Parent.

(g) The amendments to the Company’s certificate of incorporation as set forth in Schedule 4.01(b) shall have been filed with the Secretary of State of the State of Delaware and shall be in full force and effect.

(h) Parent shall have received a certificate signed by the Chief Financial Officer of the Company setting forth the Transaction Expenses incurred with respect to this Agreement and the transactions contemplated hereby. The Company and Company’s legal counsel, auditors, investment bankers and financial advisors shall have agreed to the amounts set forth in such certificate. Any additional Transaction Expenses exceeding the amounts set forth in such certificate shall be considered a Loss pursuant to Section 10.02 and shall be paid out of the Escrow Fund in accordance with the provisions set forth in Section 10.02.

(i) The Company shall have delivered a certification pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c), signed by the Company and dated not more than 30 days prior to the Effective Time to the effect that the Company is not nor has it been within 5 years of the date of the certification a “United States real property holding corporation” as defined in Section 897 of the Code.

(j) No Material Adverse Effect on the Company shall have occurred since the date hereof and be continuing.

(k) The Company shall have obtained each consent identified in Schedule 6.08 hereto.

(l) Dissenting Shares shall comprise not more than 7.5% of the Shares outstanding immediately prior to the Effective Time.

(m) The outstanding loans to the employees and officers of the Company set forth on Schedule 9.02(m) shall have been repaid prior to or at the Effective Time.

(n) Parent shall have received a certificate signed by the Chief Financial Officer of the Company setting forth the Company Cash held by the Company on the day prior to the Effective Time.

Section 9.03. Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The representations and warranties of Parent and Merger Subsidiary I set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Effective Time as if made at and as of such date, except where the failure of such representations and warranties to be true and correct would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed by a duly authorized officer of Parent to the foregoing effect.

(b) Parent and Merger Subsidiary I shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by a duly authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Subsidiary I, with respect to the covenants of Merger Subsidiary I, by a duly authorized officer of Merger Subsidiary I.

(c) The Company shall have received an opinion of Davis Polk & Wardwell, counsel to Parent, dated the Effective Time, in substantially the form attached hereto as Exhibit F. In rendering such opinion, such counsel may rely upon certificates of public officers as to matters governed by the laws of jurisdictions other than Delaware, California or the Federal laws of the United States of America, upon opinions of counsel reasonably satisfactory to Parent, and, as to matters of fact, upon certificates of officers of the Company or any of its Subsidiaries, copies of which opinions and certificates shall be contemporaneously delivered to Parent.

Section 9.04. Conditions to Obligations Of Parent And the Surviving Corporation With Respect To The Second Merger.

(a) Parent and the Surviving Corporation shall not be required to consummate the Second Merger unless Parent shall have received an opinion of Davis Polk & Wardwell and the Company shall have received an opinion of Fenwick & West LLP, each to the effect that, if the consummation of the Merger and the Second Merger does not qualify as a reorganization under Section 368 of the Code, the transactions would be treated for U.S. federal income tax purposes as a “qualified stock purchase” of the Company’s stock by Parent within the meaning of Section 338 of the Code followed by a liquidation of the Company under Section 332 of the Code.

(b) Parent and the Surviving Corporation shall not be required to consummate the Second Merger if Parent receives written consent from the Stockholders’ Representative not to consummate the Second Merger, which consent shall not be unreasonably withheld.

ARTICLE 10

SURVIVAL OF REPRESENTATION AND WARRANTIES; INDEMNIFICATION

Section 10.01. Survival Of Representation And Warranties. The Company’s representations and warranties contained in this Agreement shall survive the Effective Time until the first anniversary of the Effective Time; provided that the representation and warranties set forth in Sections 4.02, 4.05, 4.13, 4.15 and 4.16(a)-(k) shall survive the Effective Time until the second anniversary of the Effective Time. If written notice of a claim has been given in accordance with Section 10.01(a) and (c) prior to the expiration of the applicable survival period of the representations and warranties by the party seeking indemnification to the party from whom indemnification is sought (which notice shall indicate with reasonable specificity the amount and nature of the claim and the representation on which it is based), then the relevant representations and warranties shall survive as to such claim until such claim has been finally resolved. All of Parent’s and Merger Subsidiary’s representations and warranties contained herein or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

Section 10.02. Indemnification. (a) Subject to Section 10.02(g), Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries), officers, directors, employees, agents, successors and assigns (collectively, the “Parent Indemnified Parties”) shall be indemnified and held harmless by the Stockholders of the Company, but solely out of the Escrow Fund for (i) any and all liabilities (including, without limitation, Taxes resulting from a breach of the provisions of Section 4.15), losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys’ and consultants’ fees and expenses and including any such expenses incurred in connection with investigating, defending against or settling any such claims) suffered or incurred by them, including, without limitation, in connection with any action brought or otherwise initiated by any of them arising out of or resulting from the breach of any representation or warranty (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein in determining the amount of any loss) made by the Company in this Agreement; and (ii) any liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees), losses, damages, assessments, settlements or judgments arising out of or incident to the matters described in Schedules 10.02(a)(i) and 10.02(a)(ii) (the sum of (i) and (ii) a “Loss”), provided, however that a Loss shall not include amounts actually received by the Company in respect of insurance. The aggregate amount of Losses for which the Parent Indemnified Parties may receive indemnification pursuant to this Agreement shall not exceed the amount of the Escrow Fund.

(b) Any Parent Indemnified Party seeking indemnification from another party hereto (the “Indemnifying Party”) under this Section shall give the Escrow Agent and the Stockholders’ Representative, notice of any matter which such Parent Indemnified Party has determined has given rise to a right of indemnification under this Agreement promptly after the Parent Indemnified Party becomes aware of such matter and, prior to the expiration of the applicable representations and warranties as set forth in this Section 10.02, stating the amount of the Loss incurred or that is reasonably anticipated to incur, and method of computation thereof, containing a reference to the specific provisions of this Agreement in respect of which such right of indemnification is claimed or arises and specifying in reasonable detail the individual items of such Loss and the nature of the claim to which such Loss relates; provided that the failure to give such notice shall not in any way affect the indemnification obligations set forth in this Article unless the Indemnifying Party is materially prejudiced by such failure. All fees, expenses and Losses of the Parent Indemnified Party in connection with any matter for which indemnity may be sought shall be reimbursed from the Escrow Account in accordance with the Escrow Agreement.

(c) If the Stockholders’ Representative shall not have objected to the amount claimed by the Parent Indemnified Party for indemnification from the Escrow Fund with respect to any Loss in accordance with the procedures set forth herein and in the Escrow Agreement and the Stockholders’ Representative and the Parent Indemnified Party shall have, subsequent to the giving of such notice, mutually agreed that the Parent Indemnified Party is entitled to indemnification from the Escrow Fund for a specified amount and shall have so jointly notified the Escrow Agent and the Escrow Agent shall have received joint written instructions from the Stockholders’ Representative and the Parent Indemnified Party, the Escrow Agent shall deliver to the Parent Indemnified Party funds from the Escrow Fund in respect of any amount determined to be owed to the Parent Indemnified Party under this Section in accordance with the Escrow Agreement.

(d) If the Stockholders’ Representative delivers notice of its disagreement as to the indemnification requested by the Parent Indemnified Party from the Escrow Fund (a “Contested Claim”), then such Contested Claim will be resolved by either (i) a written settlement agreement executed by Parent and the Stockholders’ Representative and provided to the Escrow Agent or (ii) in the absence of such a written settlement agreement within 30 days of such notice of disagreement, by binding arbitration between the Stockholders’ Representative and Parent in accordance with the terms and provisions of this Section 10.02 (d).

(e) Parent and Company agree that any Contested Claim will be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor (“J.A.M.S.”), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. and that any such arbitration will be conducted in Santa Clara County, California. Either Parent or the Stockholders’ Representative may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement. The arbitration will be conducted in accordance with the provisions of J.A.M.S.’ Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration, subject to the provisions of this Section 10.02(e). The parties will cooperate with J.A.M.S. and with each other in promptly selecting an arbitrator from J.A.M.S.’s panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. The parties covenant that they will participate in the arbitration in good faith, and that they will share in its costs in accordance with subparagraph (i) below. The provisions of this Section 10.02(e) may be enforced by any court of competent jurisdiction, and the party seeking enforcement will be entitled to an award of all costs, fees and expenses, including attorneys’ fees, to be paid by the party against whom enforcement is ordered. Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction.

(i) Parent on the one hand, and the Stockholders (through the Stockholders’ Representative), on the other hand, will bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will determine the party who is the prevailing party and the party who is the non-prevailing party. The non-prevailing party will pay all reasonable costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, the fees of each arbitrator and the administrative fee of the arbitration proceedings. If such an award would result in manifest injustice, however, the arbitrator may apportion such costs, fees and expenses between the parties in such manner as the arbitrator deems just and equitable.

(ii) Except as may be otherwise expressly provided herein, for any Contested Claim submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding governed by Delaware law exclusively.

(iii) Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a final written arbitration award (which with respect to monetary compensation for damages (other than with respect to costs as set forth in clause (i)) shall not exceed the amount of the claim) setting forth the basis and reasons for any decision reached (the “Final Award”) and will deliver such documents to the Stockholders’ Representative and Parent, together with a signed copy of the Final Award. The Final Award will constitute a conclusive determination of all issues in question, binding upon the Stockholders, the Stockholders’ Representative and Parent, and will include an affirmative statement to such effect.

(iv) The Stockholders’ Representative, Parent and the arbitrator will conclude each arbitration hereunder as promptly as possible for the Contested Claim being arbitrated.

(v) The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

(f) In all matters relating to this Section, the Stockholders’ Representative shall be the only party entitled to assert the rights of the Stockholders, and the Stockholders’ Representative shall perform all of the obligations of the Stockholders hereunder. Parent shall be entitled to rely on all statements, representations and decisions of the Stockholders’ Representative.

(g) Notwithstanding anything else in this Agreement, the Indemnified Parties shall not be entitled to recover under this Section with respect to any breach of representations and warranties, unless the aggregate amount of Losses arising out of all such breaches of representations and warranties exceeds $1,000,000 (the “Basket Amount”), at which time the Indemnified Parties shall be entitled to recover from the Escrow Account the full amount of all such Losses without regard to the limitations set forth in this Section 10.02(g); provided that (i) any Losses arising out of the matters described in Schedule 10.02(a)(i) shall be recoverable from the first dollar and not subject to the Basket Amount, and (ii) any Losses arising out of the matters described in Schedule 10.02(a)(ii) shall not be subject to the Basket Amount and shall be reasonable only to the extent that the Losses arising out of such matters exceed $150,000.

(h) The indemnification and dispute resolution procedures provided by this Article (including with respect to arbitration of Contested Claims) shall be the sole and exclusive remedy available to Parent and its Affiliates after the Effective Time for any claim related to this Agreement or the transactions contemplated hereby, except with respect to claims arising out of fraud, criminal activity or the willful breach of covenants by a party hereto.

Section 10.03. Defense Of Claims. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a third party, Parent shall give the Stockholders’ Representative prompt notice of such claim and the Stockholders’ Representative on behalf of the Indemnifying Party at its cost and expense (the sole source of satisfaction of such cost and expense shall be the Escrow Account pursuant to the terms of the Escrow Agreement) and with counsel reasonably satisfactory to the Parent Indemnified Party may, upon written notice to the Parent Indemnified Party, assume the defense of any such claim or legal proceeding if (i) the Escrow Account is comprised of sufficient financial resources to defend against such third-party claim and fulfill the Indemnifying Party’s highest reasonably likely Losses with respect to such claim or legal proceeding, (ii) the third-party claim does not seek an injunction or other equitable relief against or adversely affecting a Parent Indemnified Party, (iii) the Indemnifying Party acknowledges in writing its obligation to indemnify the Parent Indemnified Party against any Losses that may result from the third-party claim (subject to the sufficiency of the funds in the Escrow Account), and (iv) the Indemnifying Party agrees in writing not to settle such claim or proceeding without the prior written consent of the Parent Indemnified Party, which consent shall not be unreasonably withheld. If the Stockholders’ Representative so assumes, the Parent Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel at its own expense; provided, however, that if there are one or more legal defenses available to the Parent Indemnified Party that conflict with those available to the Indemnifying Party, or the Indemnifying Party fails to take reasonable steps necessary to defend diligently the claim after receiving written notice from the Parent Indemnified Party that it reasonably believes that the Indemnifying Party has failed to do so, the Parent Indemnified Party may assume the defense of such claim; and provided, further, that the Parent Indemnified Party may not settle such claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld. If the Parent Indemnified Party assumes the defense of the claim, the Parent Indemnified Party shall be reimbursed out of the Escrow Account pursuant to the terms of the Escrow Agreement on a quarterly basis, provided a notice of such claim is first provided and resolved in accordance with Section 10.02, for reasonable fees and expenses of counsel retained by the Parent Indemnified Party and the Indemnifying Party shall be entitled to participate in (but not control) the defense of such claim, with its counsel at its own expense; provided, however, that the Parent Indemnified Party shall not be reimbursed for fees and expenses of more than one separate firm. If the Indemnifying Party thereafter seeks to question the manner in which the Parent Indemnified Party defended such third party claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove, by a preponderance of the evidence, that the Parent Indemnified Party did not defend or settle such third-party claim in a reasonably prudent manner. The parties agree to render, without compensation, to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other, including providing such documents and records as may be pertinent and the time and attention of such personnel as may reasonably be necessary, in order to ensure the proper and adequate defense of any action, suit or proceeding, whether or not subject to indemnification hereunder.

Section 10.04. Stockholders’ Representative. By virtue of their approval of the Merger, the Stockholders appoint the Stockholders’ Representative as representative of the Stockholders and as the attorney-in-fact and agent for and on behalf of each Stockholder with respect to claims for Losses under Article 10. The Stockholders’ Representative will take any and all actions and make any decisions required or permitted to be taken by the Stockholders’ Representative under this Agreement and the Stockholders’ Representative Agreement in compliance with the Stockholders’ Representative Agreement, including the exercise of the power to: (a) agree to, negotiate, enter into settlements and compromises of, demand arbitration of, and comply with orders of courts and awards of arbitrators with respect to, such claims for Losses; (b) arbitrate, resolve, settle or compromise any Contested Claim made pursuant to Article 10; and (c) take all actions necessary in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. The Stockholders’ Representative will have authority and power to act on behalf of each Stockholder with respect to the disposition, settlement or other handling of all claims for Losses under Article 10 and all rights or obligations arising under Article 10. In performing the functions specified in this Agreement, the Stockholders’ Representative will not be liable to any Stockholder in the absence of willful misconduct, to extent permitted by applicable law, on the part of the Stockholders’ Representative. The Stockholders will severally, but not jointly, on a pro rata basis, indemnify the Stockholders’ Representative and hold him harmless against any loss, liability or expense incurred without willful misconduct, to extent permitted by applicable law, on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder. If the Stockholders’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as representative of the Stockholders, then the Stockholders shall, within ten days after such death or disability, appoint a successor representative and, promptly thereafter, shall notify Parent and the Escrow Agent of such successor. The Stockholders’ Representative shall have the right to recover from the Escrow Fund, prior to any distribution to the Stockholders equal to any reasonable fees, costs and expenses in connection with the acceptance and administration of the Stockholders’ Representative duties hereunder.

ARTICLE 11

TERMINATION

Section 11.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Merger Subsidiary, Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

(ii) the Closing has not occurred by 5:00 P.M., California time, on September 30, 2003 or November 30, 2003 if a Registration Statement is filed (the “End Date”), or such later date as the Company and Parent may agree, provided, however, that the Company may extend the End Date to the extent the Measurement Period is restarted as a result of a Material Announcement; provided, further, that the right to terminate this Agreement under Section 11.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or

(iii) this Agreement shall not have been approved and adopted in accordance with Delaware Law by the Company’s stockholders at the Company Stockholder Meeting (or any adjournment thereof) or by written consent in lieu of the Company Stockholder Meeting;

(c) by Parent, if as permitted by Section 6.03(b)(iii), the Board of Directors of the Company shall have failed to make or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger, or shall have failed to call the Company Stockholder Meeting in accordance with Section 6.02; provided that the Company shall have paid any amounts due pursuant to Section 12.03(b) in accordance with the terms, and at the times, specified therein.

(d) by Parent, if (i) a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or (c) not to be satisfied, and such condition is incapable of being satisfied by the End Date, or (ii) the Company shall have willfully and materially breached its obligations under Sections 6.02(b) or 6.03;

(e) by the Company, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or Merger Subsidiary I set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 9.03(a) or (b) and not to be satisfied, and such condition is incapable of being satisfied by the End Date;

(f) by the Company, if the Parent Average Price Per Share at the Effective Time is less than the Minimum Parent Average Closing Price, provided that

(i) the Company shall have given notice to Parent (the “Termination Intent Notice”) that the Company intends to terminate this Agreement, such notice to be delivered in person at the location where the Closing is to take place no later than 2:00 p.m. Menlo Park, California time on the business day prior to the date of the Closing (the “Pre-Closing Date”); and

(ii) if the Company delivers a Termination Intent Notice, Parent shall have the right to avoid the termination by giving notice to the Company (the “Top-up Notice”) that Parent elects either to (i) substitute cash in lieu of the stock portion of the Merger Consideration, or (ii) agree that the Parent Average Closing Price Per Share shall be the Parent Average Price Per Share without regard to the Minimum Parent Average Closing Price. The Top-up Notice shall be delivered in person to the Company at the location where the Closing is to take place no later than 8:00 p.m. Menlo Park, California time on the Pre-Closing Date. If Parent has not delivered a Top-up Notice by the above deadline, and the Company and Parent have not otherwise reached an agreement regarding the Parent Average Closing Price Per Share, this Agreement shall terminate. If Parent does deliver a Top-up Notice, or if the Company and Parent otherwise agree, the Parent Average Closing Price Per Share shall be as set forth in the Top-Up Notice or such price as the Company and Parent may agree.

The party desiring to terminate this Agreement pursuant to this Section 11.01 shall give notice of such termination to the other party.

Section 11.02. Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, provided that, if such termination shall result from the willful failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

The provisions of Section 8.03, Section 12.03, Section 12.05, Section 12.06 and Section 12.07 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given or made (and shall deemed to have been duly given or made upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram, telex or courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.01 or as provided in Section 11.01(f)):

if to Parent or Merger Subsidiary, to:

Susan J. Skaer

Mercury Interactive Corporation

1325 Borregas Avenue

Sunnyvale, California 94089

Fax: 408-822-5320

with a copy to:

David W. Ferguson

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Fax: 650-752-2114

if to the Company, to:

Bryan Plug

Kintana, Inc.

1314 Chesapeake Terrace

Sunnyvale, California 94089

Fax: 408-752-8460

with a copy to:

Dennis DeBroeck

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Fax: 650-938-5200

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 12.02. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of this Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Shares.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.03. Expenses. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(ii), Section 11.01(b)(iii) or Section 11.01(c), the Company shall promptly, but in no event later than two days after the date of such termination or as otherwise provided below, pay Parent (by wire transfer of immediately available funds), a fee equal to the sum of $6,750,000 and reasonably documented fees and expenses (including reasonable fees and expenses of counsel) incurred by Parent and Merger Subsidiary I in connection with this Agreement and the transactions contemplated hereby, such fees and expenses not to exceed $400,000; provided that in the case of termination of this Agreement pursuant to Section 11.01(b)(ii) or Section 11.01(b)(iii) (i) such payment shall be made only if (A) following the date of this Agreement and prior to the termination of this Agreement, the Company has received an Acquisition Proposal and (B) within 12 months following the termination of this Agreement, either a Company Acquisition (as defined below) is consummated, or the Company enters into an agreement providing for a Company Acquisition and such Company Acquisition is later consummated with the Person (or another Person controlling, controlled by, or under common control with, such Person) with whom such agreement was entered into (regardless of when such consummation occurs if the Company has entered into such agreement within such 12 month period), and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Company Acquisition (regardless of when such consummation occurs if the Company has entered into such agreement within such 12 month period).

“Company Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement: (i) the Company merges with or into, or is acquired, directly or indirectly, by merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, by, a Third Party; (B) a Third Party, directly or indirectly, acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; (C) a Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of Company capital stock; or (D) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding shares of Company capital stock or an extraordinary dividend relating to more than 50% of such outstanding shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

(c) The Company acknowledges that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary I would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary I in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

Section 12.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their Affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

Section 12.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.06. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the Northern District of the State of California or any California state court located in Santa Clara County, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08. Counterparts; Effectiveness; Benefit. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except with respect to the Indemnified Parties under Section 7.03.

Section 12.09. Entire Agreement. This Agreement, the Letter Agreement, each Voting Agreement, each Non-Competition and Non-Solicitation and the Escrow Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.10. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 12.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the Northern District of the State of California or any California state court located in Santa Clara County, in addition to any other remedy to which they are entitled at law or in equity.

Section 12.13. No Implied Representation. Parent and the Company acknowledge that, except as expressly provided in Articles 3 and 4, none of the parties is making any representations or warranties of any kind, express or implied.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

KINTANA, INC.

By:	/s/ Bryan Plug
Name: Bryan Plug
Title: CEO

MERCURY INTERACTIVE CORPORATION

By:	/s/ David J. Murphy
Name: David J. Murphy
Title: VP, Corporate Development

KANGA MERGER CORPORATION

By:	/s/ Susan J. Skaer
Name: Susan J. Skaer
Title: VP, General Counsel & Secretary

KANGA ACQUISITION L.L.C.

By:	/s/ Susan J. Skaer
Name: Susan J. Skaer
Title: VP, General Counsel & Secretary

STOCKHOLDERS’ REPRESENTATIVE RAJ JAIN

By:	/s/ Raj Jain
Name: Raj Jain